February 8, 2008

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hill International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Forms 10-Q for Fiscal Quarter Ended March 31, 2007,
June 30, 2007 and September 30, 2007
File No. 000-50781

Dear Mr. Decker:

On behalf of Hill International, Inc. (the “Company”, “we” or “our”), we respond as follows to the comments by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 29, 2008 (the “Letter”) relating to the above-captioned annual and quarterly reports. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	Where a comment below requests additional disclosure or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

We note the Staff’s comment and will provide additional disclosures in our future Commission filings. Where appropriate, we have provided examples of the revised disclosures.

Financial Statements

Consolidated Statement of Operations, page 42

2.

We have read your response to comment three from our letter dated December 26, 2007. Please tell us whether revenue or revenue, less reimbursable expenses represents your GAAP revenues and explain how you reached that conclusion. If your GAAP revenues are the current revenue line item, please remove from your financial statements and related footnotes the non-GAAP revenue, less reimbursable expenses measure. Naturally, you may still disclose narratively the amount of reimbursable expenses for each period presented on the face of the statements of operations and/or in a footnote, depending on the circumstances. Alternatively, if revenues, less reimbursable expenses represent your GAAP revenues, you may retitle your current revenues line item and disclose this measure in the manner described in paragraph 20 of EITF 99-19. See also Item 10(e)(1)(ii)(C) of Regulation S-K. Please also either remove the non-GAAP revenue measure from elsewhere in the filing or revise your disclosures accordingly to comply with Item 10(e) of Regulation S-K.

Based upon EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent and EITF 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, revenue represents our GAAP revenues. We meet substantially all of the indicators for gross reporting in paragraphs 7 through 14 of ETIF 99-19 and meet none of the indicators for net reporting in paragraphs 15 through 17. This is disclosed in our Summary of Significant Accounting Policies, Note 2(p) on page 50 of our 2006 Form 10-K.

We believe that the reimbursable expenses component of our revenues should be shown on the face of our consolidated statements of operations. Accordingly, we propose to revise the first few lines of our consolidated statements of operations, with similar presentation in Item 6 – Selected Financial Data on page 21 and in our unaudited quarterly data on page 77, as follows:

	2006	2005	2004
Consulting fee revenue	$129,987	$80,108	$63,039
Reimbursable expenses	67,485	32,121	21,068

Total revenue	197,472	112,229	84,107

Cost of services	71,022	43,276	34,365
Reimbursable expenses	67,485	32,121	21,068

Total direct expenses	138,507	75,397	55,433

Gross profit	$58,965	$36,832	$28,674

We will remove the reference to revenue less reimbursable expenses and related data from Note 20 – Concentrations on page 71.

As shown in the table above, the reimbursable expense component is the same amount in both total revenue and total direct expenses. As those components effectively cancel each other out, we will analyze our operations based on consulting fee revenue in Management’s Discussion and Analysis of Financial Condition and Results of Operations, because our management uses that method to analyze the fundamentals of our business and we believe that investors and analysts should have the same information available to them.

Note 3 – Acquisitions, page 55

3.

We have read your response to comment six from our letter dated December 26, 2007. We remind you that EITF 95-3 states that costs related to activities or employees of the acquired company that do not meet the conditions described under the headings “Costs to Exit an Activity of an Acquired Company” and “Involuntary Employee Termination Benefits and Relocation Costs” are indirect and general expenses related to the acquisition, which paragraph 24 of SFAS 141 states should be expensed as incurred. Please provide us with a detailed listing of the components and corresponding amounts that are included in the $1,225,000 of operating losses which you accounted for as additional acquisition costs. Your disclosures in the Form 10-K indicated that $148,000 of this amount reflects involuntary employee termination benefits. For each component, please provide us with a detailed description of the nature of the amount as well as an analysis that demonstrates how you met the criteria under the headings “Costs to Exit an Activity of an Acquired Company” and “Involuntary Employee Termination Benefits and Relocation Costs” to record these costs as additional acquisition costs. For example, for any of these costs which are related to exiting an activity of an acquired company, you should demonstrate how the cost is not associated with or is not incurred to generate revenues of the combined entity after the consummation date. In addition, please provide sufficient explanation as to how you determined the following for each component:

•	the cost has no future economic benefit to the combined entity,

•	the cost is incremental to other costs incurred by either the acquired company or the acquiring company in the conduct of the activities prior to the consummation date, and

•	the cost is incurred as a direct result of the plan to exit the activity.

In September 2006, we acquired James R. Knowles (Holdings) PLC (“Knowles”) to expand the international presence of our construction claims business. One of Knowles’ businesses, Knowles Lawyers Limited (“KLL”), provided legal staffing services to their clients. This business was totally incompatible with the Company’s core business and the objective of the acquisition. However, we were unable to exclude that entity from the acquired organization. In developing our plan to exit this activity, we saw two alternatives: (1) an outright sale or (2) discontinuation of the businesses. Our attempt to sell that business did not produce any substantive offers. In the interim, we were forced to assume that entity’s continuing professional obligations, which were completed within three months following the consummation date. In completing those professional obligations, KLL received the following revenues and incurred the following expenses:

	£	$
Revenue	109,603
Cost of revenue	233,094

Gross profit	(123,491)
Staff costs	(157,662)
Office expenses	(120,748)
Equipment expenses	(39,828)
Professional costs	(61,847)
Bad debts	(143,208)
Other income	2,047

Loss	(644,742)	(1,255,000)

We did not include any of the KLL revenues or expenses in our consolidated statement of operations for 2006 because these operations had no future economic benefit to Hill. (The above loss includes approximately £76,000 ($148,000) of involuntary termination benefits for five individuals.) We concluded that the operating losses of £645,000 (including the £76,000 of involuntary employee termination benefits) during the period between the time when the decision was made to discontinue or sell the business and the period when the business was shut down should be accounted for as additional acquisition costs during the fourth quarter of 2006 in accordance with EITF 95-3. In the second numbered section under Costs to Exit an Activity of an Acquired Company, EITF 95-3 states in part “a cost resulting from a plan to exit an activity of an acquired company should be recognized …if the cost is not associated or incurred to generate revenues of the combined entity and …the cost has no future economic benefit to the combined company, is incremental to other costs incurred… and will be incurred as a direct result of the plan to exit an activity.”

As explained in the first paragraph of this response to Comment 3, above, the determination to exit the KLL business was made at the time we negotiated the Knowles acquisition. The costs of exiting the KLL business included winding down the business and satisfying all existing legal and professional obligations of KLL. In negotiating the acquisition, we had endeavored to exclude KLL from the transaction. The costs of winding-down KLL were thus incurred in connection with the Knowles acquisition, rather than for the purposes of generating income. Furthermore, the cost of winding down KLL and exiting the KLL business did not provide us with any future economic benefit. For all of these reasons, we concluded that the costs of operating the business during the wind down period met the criteria of EITF 95-3 excerpted above and should be accounted for as an adjustment to purchase price.

* * * * * * *

The Company appreciates your time and consideration. In the event that you or other members of the Staff have further comments or questions on these items, I would be pleased to discuss them. I can be reached by telephone at (856) 810-6206 or by email at johnfanelli@hillintl.com. In my absence, you may contact Thomas Scully, Director, External Reporting, by phone at (856) 810-5877 or by email at thomasscully@hillintl.com.

Sincerely,

/s/ John Fanelli III
John Fanelli III
Senior Vice President
and Chief Financial Officer